Exhibit 99.1

FOR IMMEDIATE RELEASE

Elan Corporation, plc Announces Redemption of its Senior Floating Rate Notes Due 2011

DUBLIN, IRELAND, August 17, 2010 – Elan Corporation, plc (“Elan”) (NYSE: ELN) announced today that it will redeem all of the outstanding Senior Floating Rate Notes due 2011 (the “Notes”) of its wholly owned subsidiaries, Elan Finance public limited company and Elan Finance Corp. (the “Co-Issuers”), of which $300 million in principal amount is currently outstanding.

The Notes are redeemable at the Co-Issuers’ option at a redemption price equal to 100.000% of the outstanding principal amount (i.e., $1,000.00 per $1,000 principal amount of the Notes), plus an amount equal to accrued but unpaid interest to the date of redemption (i.e., from August 15, 2010, the most recent payment date of the Notes, to the redemption date, interest on the aggregate principal amount of Notes called for redemption will equal $4.01 per $1,000 principal amount). The redemption is expected to occur on or about September 17, 2010.

About Elan

Elan Corporation, plc is a neuroscience-based biotechnology company focused on discovering and developing advanced therapies in neurodegeneration and autoimmune diseases, and realizing the potential of its scientific discoveries to benefit patients and shareholders. The company has two business units: BioNeurology, focused on Alzheimer’s and Parkinson's diseases and multiple sclerosis; and Elan Drug Technologies (EDT), a leading drug delivery business, which has over a dozen programs in late-stage development. Elan's marketed products include TYSABRI®, a treatment for multiple sclerosis and Crohn's disease marketed in collaboration with Biogen Idec, which has over $1 billion in global sales annually. Elan shares trade on the New York and Irish Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

Safe Harbor/Forward-Looking Statements

This press release is neither an offer to purchase nor an invitation of an offer to sell securities.

The information contained in this press release is not for publication or distribution in Canada, Australia or Japan and does not constitute an offer of securities for sale in Canada, Australia or Japan.

In the United Kingdom, this press release is directed only at (i) Persons who have professional experience in matters relating to investments falling within Article 19(1) of The Financial Services And Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") and (ii) High Net Worth Entities falling within Article 49(2) of The Order and (iii) persons to whom it would otherwise be lawful to distribute it (all such persons together being referred to as "Relevant Persons").

In addition, if and to the extent that this press release is communicated in, or the offer of securities to which it relates is made in, any EEA member state that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any member state, the “Prospectus Directive”), this press release is only addressed to and directed at persons in that member state who are qualified investors within the meaning of the

Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted on or relied on by other persons in that member state. This press release does not constitute a prospectus within the meaning of the Prospectus Directive. This press release constitutes an advertisement for the purposes of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005.

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these statements by the fact that they use words such as “expect”, “estimate”, and “intend” and other words and terms of similar meaning in connection with any discussion of future events. A further list and description of risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Source: Elan Corporation, plc
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